

SEC    **07001032**    /IISSION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

*CM*

| SEC FILE NUMBER |
|---|
| 8- 48063 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/06___ AND ENDING___12/31/06___
                                    MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Financial Services of New England*

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___108 Fowler Road___
                        (No. and Street)

___Orrington___     ___Maine___     ___04474___
    (City)             (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Mr. Scott Pelletier___             ___(207) 825-4046___
                                                    (Area Code **PROCESSED**

## B. ACCOUNTANT IDENTIFICATION

**MAR 09 2007**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

*E* **THOMSON FINANCIAL**

___Williams & Associates, P.A.___
            (Name – *if individual, state last, first, middle name*)

___11 DeBeck Drive___   ___Holden___   ___Maine___   ___04429___
  (Address)           (City)              (State)         (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

*(stamp) SEC MAIL PROCESSING RECEIVED FEB 12 2007 WASHINGTON 151*

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*
*must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, __Scott Pelletier_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Financial Services of New England_____ , as
of ___December 31_____ , 20 06 ___ , are true and correct.  I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


*Scott Pelletier*
Signature

My Commission Expires September 23, 2011

*General Partner*
Title

*Notary Public*

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Services of New England
REPORT ON FINANCIAL STATEMENTS
(with supplemental material)
For the Year Ended December 31, 2006

# CONTENTS

|  | Page |
|---|---|
| Independent Auditor's Report | 3 |
| Financial Statements | |
| Balance Sheet | 4 |
| Statement of income and partners' capital | 5 |
| Statement of cash flows | 6 |
| Notes to financial statements | 7 |
| Supplemental Material | |
| Schedule 1 | |
| Schedule 2 | |
| Schedule 3 | |

# WILLIAMS & ASSOCIATES, P.A.
## CERTIFIED PUBLIC ACCOUNTANTS

*11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432*

## INDEPENDENT AUDITORS' REPORT

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2006, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services of New England as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules 1 through 3) is presented for purposes of additional analysis and is information required by Rule 17a-5 of the Securities Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Williams & Associates, P.A.*

Williams & Associates, P.A.
Holden, ME
January 17, 2007

**Financial Services of New England**
**BALANCE SHEET**
**Year Ended December 31, 2006**

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ | 10,295 |
| **Total Current Assets** | | 10,295 |
| EQUIPMENT | | |
| Equipment | | 9,443 |
| Less accumulated depreciation | | (9,443) |
| **Total Equipment** | | 0 |
| **TOTAL ASSETS** | $ | 10,295 |

## LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| EQUITY | | |
| Partners' capital | | 10,295 |
| **Total Equity** | | 10,295 |
| **TOTAL LIABILITIES AND PARTNERS' CAPITAL** | $ | 10,295 |

**Financial Services of New England, Inc.**
**STATEMENT OF INCOME AND PARTNERS' CAPITAL**
**Year Ended December 31, 2006**

| | |
|---|---:|
| INCOME | |
| Commissions | $ 204,742 |
| **Total Income** | 204,742 |
| | |
| OPERATING EXPENSES | |
| Advertising | 2,147 |
| Commissions | 178,232 |
| Licenses and fees | 2,920 |
| Outside services | 1,275 |
| Office expense | 11,504 |
| Rent | 3,581 |
| Legal and accounting | 4,100 |
| **Total Operating Expenses** | 203,759 |
| | |
| OPERATING INCOME | 983 |
| | |
| NONOPERATING ITEMS | |
| Interest income | 31 |
| **Total Nonoperating Items** | 31 |
| | |
| NET INCOME | 1,014 |
| | |
| PARTNERS' CAPITAL, BEGINNING OF YEAR | 9,281 |
| | |
| PARTNERS' CAPITAL, END OF YEAR | $ 10,295 |

See accompanying notes to financial statements.                                    5

**Financial Services of New England**
**STATEMENT OF CASH FLOWS**
**Year Ended December 31, 2006**

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income            $    1,014
    Adjustments to reconcile net income to net
      cash provided by operating activities        0

NET CASH (USED)PROVIDED BY OPERATING ACTIVITIES        1,014

CASH FLOW - INVESTING ACTIVITIES        0

CASH FLOW - FINANCING ACTIVITIES        0

NET INCREASE IN CASH        1,014

CASH AT BEGINNING OF YEAR        9,281

CASH AT END OF YEAR        $    10,295

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business
Financial Services of New England (the Company) was founded on January 1, 1994 and commenced operations in January 1994 as a proprietorship. The Company is a broker primarily in securities of registered investment companies and, therefore, does not hold securities or maintain any customer accounts. The Company is a registered broker under the Security Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.). On January 1, 1005 the Company, with NASD approval became a partnership. The new partnership, comprised of Mr. Scott Pelletier and Mr. Gary Tourtillotte equally, maintained the same books, records, and beginning account balances as the ending balance of the proprietorship.

### Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Method of Accounting
Financial Services of New England utilizes the accrual method of accounting. Commission revenues are recorded on a trade date basis.

### Equipment
Equipment is stated at cost. Assets are depreciated on a straight-line basis over a five year period.

### Federal Income Taxes
The partnership is not a taxpaying entity for Federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns.

### Advertising
The Partnership expenses advertising costs as they are incurred. Advertising expense for the year-end December 2006 was $2,147.

**Financial Services of New England**
**COMPUTATION OF NET CAPITAL PURSUANT TO**
**UNIFORM NET CAPITAL RULE 15c3-1**
**SCHEDULE 1**
**For year ended December 31, 2006**

CREDITS
Partners' capital                                                       $      10,295

**Total Credits**                                                              10,295

DEBITS
Nonallowable Assets:
None                                                                                      0

**Total Debits**                                                                        0

**Net Capital**                                                                  10,295

MINIMUM NET CAPITAL-THE GREATER OF
12 1/2% OF AGGREGATE INDEBTEDNESS OF
$0 or $5,000                                                                   5,000

**Excess Net Capital**                                          $        5,295

RATIO OF AGGREGATE INDEBTEDNESS TO
NET CAPITAL                                                        0 to 1

AGGREGATE INDEBTEDNESS
None                                                                     $              0

**Total Aggregate Indebtedness**                    $              0

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 IIA filing with the computation included in this report.

**Financial Services of New England**
**RECONCILIATION OF COMPUTATION OF NET CAPITAL**
**TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5**
**PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT**
**SCHEDULE 2**
**For year ended December 31, 2006**

| | | |
|---|---|---|
| **Net Capital as Reported in Company's** | | |
| December 31, 2006 Unaudited Filing of | | |
| Part IIA of Form X-17A-5 | $ | 10,295 |
| | | |
| **Net Audit Adjustments** | | 0 |
| | | |
| **Net Capital as Reported on Schedule 1** | | |
| Of the Additional Information | $ | 10,295 |

**Financial Services of New England**
**STATEMENT REGARDING RULE 15c3-3**
**SCHEDULE 3**
**For year ended December 31, 2006**

The company is exempt from Rule 15c3-3 of the Securities an Exchange
Commission under paragraph (K) (1) (ii) of that Rule.

# WILLIAMS & ASSOCIATES, P.A.
### CERTIFIED PUBLIC ACCOUNTANTS

*11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432*

## INDEPENDENT AUDITORS' REPORT ON
## MATERIAL INADEQUACIES

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2006, and the related statements of income, partners' capital and cash flows for the year then ended and have issued our report on them dated January 17, 2007. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

Material Inadequacies

In planning and performing our audit and pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d), we considered whether any material inadequacies existed or were found to exist since the date of the previous audit. The audit did not disclose any material inadequacies.

This report is intended solely for the information and use of the Partners, the SEC and other regulatory organizations of which the Partnership is a member.

*Williams & Associates, P.A.*

Williams & Associates, P.A.
Holden, Maine
January 17, 2007

END